                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. __)
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PLURISTEM THERAPEUTICS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72940P106
               --------------------------------------------------
                                 (CUSIP Number)

                                  MAY 17, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

                               Page 1 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     MEITAV GEMEL LTD.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              70,206,498*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          70,206,498*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     70,206,498*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     5.14%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 21,890,498 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 26,425,502 shares of Common Stock. If all these warrants were included, Meitav Gemel could be deemed beneficially to own an aggregate of 96,632,000 shares, or approximately 6.82% of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 2 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     MEITAV UNDERWRITING LTD.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              29,061,386*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          29,061,386*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     29,061,386*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     2.13%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,061,386 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 10,938,614 shares of Common Stock. If all these warrants were included, Meitav Underwriting could be deemed beneficially to own an aggregate of 40,000,000 shares, or approximately 2.82% of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 3 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     MEITAV INVESTMENT MANAGEMENT LTD.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              37,198,575*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          37,198,575*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     37,198,575*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     2.72%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 11,598,575 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 14,001,425 shares of Common Stock. If all these warrants were included, Meitav Investment Management could be deemed beneficially to own an aggregate of 51,200,000 shares, or approximately 3.61% of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 4 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     MEITAV INVESTMENT HOUSE LTD.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              136,466,459*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          136,466,459*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     136,466,459*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.99%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 42,550,459 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 51,365,541 shares of Common Stock. If all these warrants were included, Meitav Investment House could be deemed beneficially to own an aggregate of 187,832,000 shares, or approximately 13.25%
of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 5 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     ZVI STEPAK
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              136,466,459*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          136,466,459*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     136,466,459*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.99%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 42,550,459 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 51,365,541 shares of Common Stock. If all these warrants were included, Zvi Stepak could be deemed beneficially to own an aggregate of 187,832,000 shares, or approximately 13.25% of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 6 of 11 pages

CUSIP NO. 72940P106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/

     SHLOMO SIMANOVSKY
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
                          0
Number of            -----------------------------------------------------------
Shares               6.   Shared Voting Power
Beneficially              136,466,459*
Owned by             -----------------------------------------------------------
Each Reporting       7.   Sole Dispositive Power
Person With:              0
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power
                          136,466,459*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     136,466,459*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.99%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 42,550,459 shares of Common Stock but, due to provisions in the warrants that impose restrictions on the exercise of such warrants if such exercise would result in the holder and its affiliates beneficially owning in excess of 9.99% of the outstanding shares of the issuer, excludes warrants exercisable into 51,365,541 shares of Common Stock. If all these warrants were included, Shlomo Simanovsky could be deemed beneficially to own an aggregate of 187,832,000 shares, or approximately 13.25% of the outstanding shares of Common Stock of the Issuer. See Item 4.

** Based on 1,323,480,165 shares of Common Stock outstanding as of November 15,
2007. See Item 4.

                               Page 7 of 11 pages

ITEM 1.

(a)  Name of Issuer:

     Pluristem Therapeutics Inc. (the "Issuer").

(b)  Address of Issuer's Principal Executive Offices:

     MATAM Advanced Technology Park
     Building No. 20
     Haifa, Israel 31905

ITEM 2.

(a)  Name of Person Filing:

     This Statement is filed by the following persons and entities (the
"Reporting Persons"):

     (1)  Meitav Gemel Ltd., an Israeli private company ("Meitav Gemel").

     (2)  Meitav Underwriting Ltd., an Israeli private company ("Meitav
          Underwriting").

     (3)  Meitav Investment Management Ltd., an Israeli private company ("Meitav
          Investment Management").

     (4)  Meitav Investment House Ltd., an Israeli private company ("Meitav
          Investment House").

     (5)  Zvi Stepak.

     (6)  Shlomo Simanovsky.

     Meitav Gemel and Meitav Investment are wholly owned subsidiaries of Meitav
Investment House. Meitav Underwriting is a majority owned subsidiary of Meitav
Investment House. By reason of Meitav Investment House's control of Meitav
Gemel, Meitav Investment and Meitav Underwriting, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by these entities. See Item 4.

     Messrs. Zvi Stepak and Shlomo Simanovsky are the sole shareholders, through intermediary entities, of Meitav Investment House. Messrs. Stepak and
Simanovsky, by reason of their interests in Meitav Investment House, may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by Meitav Investment House. See Item 4.

(b)  Address of Principal Business Offices or, if none, Residence:

     c/o Meitav Investment House Ltd.
     4 Berkowitz Street, Museum Tower
     Tel Aviv 61180
     Israel

(c)  Citizenship:

     Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)  Title of Class of Securities:

     Common Stock, par value $0.00001 per share (the "Shares").

(e)  CUSIP Number:

     72940P106

                               Page 8 of 11 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

Percentages are based on 1,323,480,165 Shares outstanding as of November 15,
2007, as the Issuer advised the Reporting Persons:

     The 70,206,498 Shares reported in this Statement as beneficially owned by
Meitav Gemel are held by Meitav Gemel (or its wholly owned subsidiaries) for members of the public through, among others, provident, retirement and pension funds.

     The 29,061,386 Shares reported in this Statement as beneficially owned by
Meitav Underwriting are held by it for its own account.

     The 37,198,575 Shares reported in this Statement as beneficially owned by
Meitav Investment Management are held by it for its own account.

     The 136,466,459 Shares reported in this Statement as beneficially owned by
Meitav Investment House consist of the Shares beneficially owned by each of
Meitav Gemel, Meitav Underwriting and Meitav Investment Management. Of such
136,466,459 Shares, (i) 70,206,498 Shares are held for members of the public through, among others, provident, retirement and pension funds, which are managed by subsidiaries of Meitav Investment House, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 66,259,961 Shares are held by Meitav Underwriting and Meitav Investment Management for their own accounts. Consequently, Meitav
Investment House disclaims that it is the beneficial owner of 70,206,498 Shares covered by this Statement.

     In addition, each of Messrs. Stepak and Simanovsky disclaims that he is the beneficial owner of the 136,466,459 Shares covered by this Statement.

     Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting
Persons, which are incorporated herein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 11 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007

MEITAV UNDERWRITING LTD.                       MEITAV GEMEL LTD.

By: /s/ Avner Stepak  /s/ Yonathan Malca       By: /s/ Avner Stepak  /s/ Shlomo Simanovsky
--------------------  ------------------       --------------------  ---------------------
Name: Avner Stepak    Yonathan Malca           Name: Avner Stepak    Shlomo Simanovsky
Title:                                         Title:

MEITAV INVESTMENT HOUSE LTD.                   MEITAV INVESTMENT MANAGEMENT LTD.

By: /s/ Avner Stepak  /s/ Shlomo Simanovsky    By: /s/ Avner Stepak  /s/ Shlomo Simanovsky
--------------------  ---------------------    --------------------  ---------------------
Name: Avner Stepak    Shlomo Simanovsky        Name: Avner Stepak    Shlomo Simanovsky
Title:                                         Title:

ZVI STEPAK                                     SHLOMO SIMANOVSKY

By: /s/ Zvi Stepak                             By: /s/ Shlomo Simanovsky
------------------                             -------------------------

                               Page 10 of 11 pages

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

1. Each of them is individually eligible to file with respect to its investment in Pluristem Therapeutics Inc. (the "Issuer") on Schedule 13G pursuant to Rule
13d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange
Act");

2. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, each of them hereby agrees to file a joint Schedule 13G and any amendments thereto with respect to the information required to be reported by them with respect to their investment in the Issuer under Section 13 of the Exchange Act and the rules and regulations thereunder; and

3. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

December 17, 2007

MEITAV UNDERWRITING LTD.                       MEITAV GEMEL LTD.

By: /s/ Avner Stepak  /s/ Yonathan Malca       By: /s/ Avner Stepak  /s/ Shlomo Simanovsky
--------------------  ------------------       --------------------  ---------------------
Name: Avner Stepak    Yonathan Malca           Name: Avner Stepak    Shlomo Simanovsky
Title:                                         Title:

MEITAV INVESTMENT HOUSE LTD.                   MEITAV INVESTMENT MANAGEMENT LTD.

By: /s/ Avner Stepak  /s/ Shlomo Simanovsky    By: /s/ Avner Stepak  /s/ Shlomo Simanovsky
--------------------  ---------------------    --------------------  ---------------------
Name: Avner Stepak    Shlomo Simanovsky        Name: Avner Stepak    Shlomo Simanovsky
Title:                                         Title:

ZVI STEPAK                                     SHLOMO SIMANOVSKY

By: /s/ Zvi Stepak                             By: /s/ Shlomo Simanovsky
------------------                             -------------------------

                               Page 11 of 11 pages